Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-121853) pertaining to the Equity Incentive Plan of GMH Communities Trust of our report dated March 14, 2007, with respect to the consolidated financial statements and schedule of GMH Communities Trust and the combined financial statements of The GMH Predecessor Entities, GMH Communities Trust management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of GMH Communities Trust, and our report, dated March 15, 2007, with respect to the financial statements for the year ended December 31, 2006 of Fort Carson Family Housing, LLC, included in the Annual Report on Form 10-K for the year ended December 31, 2006.

/s/ Reznick Group, P.C.

Baltimore, Maryland
March 15, 2007